FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2003

                              ARACRUZ CELULOSE S.A.


                 Rua Lauro Muller 116-21(degree) Andar, Botafogo
                        Rio de Janeiro, 22299-900 Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20-F X   Form 40-F
                                              ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
   -----   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ARACRUZ CELULOSE S.A.
                                                         (Registrant)


Date: April 3, 2003                       By:  /s/ Agilio Leao de Macedo Filho
                                              ---------------------------------
                                              Name:  Agilio Leao de Macedo Filho
                                              Title: Chief Financial Officer

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                                  EXHIBIT INDEX
                                  -------------

         99.1. Material Fact - Re: Aracruz Celulose S.A. re-filed its DFP form with the Brazilian securities commission), including a statement to the effect that the company responsible for the independent accountancy of Aracruz has rendered further services to the Company.